OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

June 1, 2009

Via Electronic Transmission

Kevin C. Rupert

U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Registration Statement on Form N-14 for Oppenheimer Capital Income Fund,     including Proxy Materials for Oppenheimer Convertible Securities Fund

Registration No.: 333-158619

Dear Mr. Rupert:

     We have reviewed the comments that you provided Taylor Edwards and me on June 1, 2009 on the Registration Statement on Form N-14 for Oppenheimer Capital Income Fund (“Registrant” or “Capital Income Fund”), filed with the Commission on April 17, 2009 (the “Registration Statement”) as amended by a delaying amendment filed on May 7, 2009, and further amended on May 29, 2009. We address those comments further below.

Pro Forma Financial Statements

1. Comment: The pro forma financial statements are dated as of February 28, 2009 but the fee table expenses are of January 31, 2009. Please confirm that, as discussed, if the fee table expenses were shown as of February 28, 2009, there would not be any material changes in those expenses.

Response: The pro forma management fees in the expense table are calculated based on the net assets of the Funds for the 12-month period ended January 31, 2009. The ending dates differ because the Funds’ boards considered the merger in February 2009 based on pro forma management expenses as of January 31, 2009. We determined to use the same period end date for the expense tables in the prospectus/proxy statement because those were consistent with the pro forma management expenses considered by the Funds’ boards. We hereby confirm that if the pro forma management fees in the expense table were calculated based on the 12-month period ended February 28, 2009 (i.e., the same 12-month period as the pro forma financial statements), those calculations would not result in any material changes to the pro forma management expenses shown in the current fee tables.

Additionally, in future filings, we will ensure that the pro forma management fees in the expense tables will be calculated as of the same 12-month period as the pro forma financial statements.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to Taylor Edwards at 212-323-0310 or Randy Legg at 303-768-1026.

Sincerely,

/s/ Randy Legg

Randy Legg

Vice President and Associate Counsel

Tel.: 303-768-1026

Fax: 303-645-9606

rlegg@oppenheimerfunds.com

cc:     Valerie Lithotomas, Esq., SEC,

         Taylor Edwards, Esq.